EXHIBIT 12
PILGRIM’S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Three Months Ended
	December 27, 2008	December 29, 2007
Earnings (loss):	(In thousands, except ratios)
Loss from continuing operations before income taxes	$(229,078)	$(25,899)
Add: Total fixed charges	44,192	32,039
Less: Interest capitalized	691	1,589

Total earnings (loss)	$(185,577)	$4,551

Fixed charges:
Interest charges	$40,259	$31,529
Portion of noncancelable lease expense representative of the interest factor	3,933	510

Total fixed charges	$44,192	$32,039

Ratio of earnings to fixed charges	(a)	(b)

(a)  Earnings were insufficient to cover fixed charges by $229,769.

(b)  Earnings were insufficient to cover fixed charges by $27,488.